May 19, 2011

Amanda Ravitz

Assistant Director

Securities and Exchange Commission (Mail Stop 4561)

100 F Street, N.E.

Washington, D.C. 20549

Re:	InVivo Therapeutics Holdings Corp.

Registration Statement on Form S-1

Filed February 1, 2011

File No. 333-171998

Proxy Statement on Schedule 14A

Correspondence received April 26, 2011

Form 10-K for the year ended December 31, 2010

File No. 000-52089

Dear Ms. Ravitz:

On behalf of InVivo Therapeutics Holdings Corp. (the “Company”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in your letters dated February 28, 2011 and May 11, 2011 to Mr. Frank Reynolds, the Company’s Chief Executive Officer and Chief Financial Officer.

These responses set forth below have been organized in the same manner in which the Staff’s comments were organized.

All responses pertaining to the Company set forth in this letter were prepared by the Company in consultation with its counsel, BRL Law Group LLC. Simultaneously with this response letter, we are filing our amendment to our registration statement on Form S-1 (the “S-1”).

COMMENT LETTER DATED FEBRUARY 28, 2011:

Registration Statement Cover Page

COMMENT 1. Refer to footnote (1) to the fee table. Rule 416 of the Securities Act of 1933 may only be used to address changes in the number of shares issuable upon exercise of the warrants for stock splits, stock dividends and similar transactions. You may not use Rule 416 to address additional securities issuable in connection with other types of antidilution provisions, such as those based upon market fluctuations or best price provisions, like the one found in Section 3(d) of the Investor Warrant filed as Exhibit 4.3. Please revise your footnote to limit it to the types of adjustments allowed by Rule 416. Similarly revise counsel’s opinion set forth as Exhibit 5.1.

RESPONSE:

In response to the Staff’s comments, the Company has revised the disclosure in the footnote accordingly. Counsel’s opinion has also been revised in response to this comment.

Prospectus Cover Page

COMMENT 2. Please clarify, if true, that the shares will be offered at market or privately negotiated prices. Alternatively, state the price at which selling shareholders will offer their shares.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page to clarify that the shares will be offered at market or privately negotiated prices.

COMMENT 3. Because your first reference to the “new bridge warrants” appears here without further explanation, please either define the term or provide other context for understandability.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page to provide context for the term “new bridge warrants.”

Prospectus Summary, page 1

COMMENT 4. Revise the forepart of your registration statement to disclose your assets and net loss for the most recent audited period and stub period.

RESPONSE:

In response to the Staff’s comment, the Company has revised the prospectus summary to disclose its assets and net losses for the year ended December 31, 2010 and for the quarter ended March 31, 2011. Please see page 3 of the S-1.

COMMENT 5. Please provide a summary description of your business activities, including a discussion of’ your plans to develop your product through to revenue generation.

RESPONSE:

In response to the Staff’s comments, the Company has revised the prospectus summary to include a description of its business activities. Please see page 3 of the S-1.

COMMENT 6. Revise the summary significantly to comply with the requirements of plain English set forth in Rule 421 of the Securities Act of 1933. In particular, avoid referring to yourself in the third person as ITHC except where it will enhance readability, clearly refer to various transactions by different names, rather than using the term “Offering” and “Closing” to refer to each, and avoid excessive use of defined, upper-cased terminology.

RESPONSE:

In response to the Staff’s comments, the Company has revised the prospectus summary to comply with the requirements of plain English and to avoid defined terms where possible.

COMMENT 7. The first sentence on page 2 is unclear. Did the private offering occur concurrently with the merger, before the merger or on November 10 and December 3, 2010?

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure on page 2 of the S-1 to clarify that the private offering had three separate closings, on each of October 26, November 10 and December 3, 2010. The Company has provided a further response on this comment below under Comment 1 of the May 11, 2011 letter.

COMMENT 8. Refer to the third paragraph on page 2. Tell us what solicitation activities the placement agent engaged in to identify investors to participate in bridge financing.

RESPONSE:

The Company previously responded to this comment in its Response Letter to the Staff, dated April 25, 2011. The Company has provided a further response on this comment below under Comment 2 of the May 11, 2011 letter.

Offering by Selling Security holders, page 3

COMMENT 9. We see on page 3 that you reference the forward-split of your common stock on a 2.02898 for 1 basis effective October 22, 2010. This transaction appears to relate solely to the legal acquirer in the merger transaction, Invivo Therapeutics Holdings Corporation. However, we note on page 1, that as part of the merger, Invivo common stock converted on a 13.7706 for 1 basis. Consistent with SAB Topic 4C, please revise the filing to give retroactive treatment to this conversion of the common stock throughout the filing. Please also revise to appropriately reconcile for us the outstanding common shares of Invivo on a pre and post-merger basis, which would reflect the 13.7706 for 1 conversion.

RESPONSE:

In response to the Staff’s comment, the revised S-1 retroactively reflects all stock splits and the merger exchange. The reconciliation of the outstanding shares of common stock on a pre and post-merger basis is included on page 59 of the S-1 under “Reconciliation of Outstanding Capital Stock on a Pre and Post Merger Basis.”

Risk Factors, page 5

COMMENT 10. Revise the third sentence under this heading to remove the suggestion that there may be other risk factors outside of this section that are not described here.

RESPONSE:

In response to the Staff’s comments, the Company has removed the suggestion that there may be other risk factors outside of this section.

COMMENT 11. Please add a risk factor that addresses the risks related to the use of methylprednisolone sodium succinate.

RESPONSE:

In response to the Staff’s comment, the Company has added a risk factor addressing these risks on page 11 of the S-1 and will include this risk factor if required in its future filings with the Commission.

We will need substantial additional funding, page 5

COMMENT 12. Please quantify your near term funding needs as well as the amount you will need to bring your product to market.

RESPONSE:

The Company supplementally advises the Staff that as a developmental stage enterprise we feel that there are too many variables that affect the cost and timing of the Company’s planned products for us to make reasonable projections and estimates at this time. However, the Company has added disclosure in the S-1 regarding the Company’s near term funding needs, which is included on page 25 of the S-1 under “Financial Condition, Liquidity and Capital Resources.”

The results seen in our animal testing.... page 8

COMMENT 13. We note your disclosure on pages 30-34 regarding the testing of your products. Given such tests appear limited in nature; address the limited nature of your tests in your risk factor disclosure.

RESPONSE:

In response to the Staff’s comment, the Company has revised this risk factor on page 9 of the S-1 to address the limited nature of the Company’s testing.

We may require FDA approval... page 7

COMMENT 14. We note that several of your risk factors appear to address the same risks related to regulatory approval including the risks of delay and that approval will ultimately not be granted. For example, this risk factor and the second and fourth risk factors on page 8 all refer to the need for regulatory approval. Please revise your risk factor disclosure for conciseness. Address each significant risk separately under its own subcaption and avoid unnecessary duplication.

RESPONSE:

In response to the Staff’s comments, the Company has revised and consolidated the relevant risk factors on pages 8 through 10 of the S-1.

Our products could be subject to claims for patent infringement, page 12

COMMENT 15. Please revise this risk factor and the following risk factor for clarity and to avoid repetition. Also, given your claims regarding the creation of a “new paradigm” for the treatment of spinal cord injury clarify how you determined there is a material risk that you may infringe the patent rights of third parties.

RESPONSE:

In response to the Staff’s comments, the Company has revised and consolidated these risk factors into a single risk factor on page 13 of the S-1. The Company has also taken out all marketing style language out of the S-1, including the “new paradigm” claim. The Company supplementally advises the Staff that it is our view that claims of patent infringement in the life sciences field is always a major risk, even if you have appropriate patents and licenses covering your technology and products.

InVivo’s Convertible Notes converted into common stock, page 15

COMMENT 16. Revise to indicate the remedies that note holders might seek as a result of the valuation discussed.

RESPONSE:

The Company previously responded to this comment in its Response Letter to the Staff, dated April 25, 2011. The Company has provided a further response on this comment below under Comment 5 of the May 11, 2011 letter.

Capitalization, page 20

COMMENT 17. Please revise to include detailed footnote disclosure quantifying and identifying each pro forma adjustment recorded along with an explanation of how each pro forma adjustment was calculated and determined for both pro-forma as adjusted columns. As part of your revised disclosure, please include all relevant assumption used in such calculations, including the conversion terms and number of warrants outstanding.

RESPONSE:

In response to the Staff’s comments, the Company has revised the Capitalization table to include detailed disclosure quantifying and identifying each pro forma adjustment. The Company has also disclosed an explanation for how each pro forma adjustment was calculated and determined and has included all relevant assumptions used in the calculations.

Dilution, page 21

COMMENT 18. Please revise the filing to include a detailed explanation of the calculation of the dilution upon the exercise of the investor and bridge warrants. We note that it is not possible to recalculate the amounts included in the increase per share attributable to the exercising of the warrants.

RESPONSE:

In response to the Staff’s comment, the Company has revised the Dilution section to include a detailed explanation of the calculation of the dilution upon the exercise of the investor and bridge warrants.

Management’s Discussion and Analysis, page 22

COMMENT 19. Item 11(h) of the Form S-1 requires the filing of Managements’ Discussion and Analysis consistent with Item 303 of Regulation S-K. For smaller reporting companies, Item 303(A) and 303(B) of Regulation S-K requires the discussion of the two most recent fiscal years and any subsequent interim periods. Please revise accordingly.

RESPONSE:

The Management’s Discussion and Analysis beginning on page 22 of the S-1 includes the Company’s two most recent fiscal years.

Business, page 26

COMMENT 20. Revise significantly to explain clearly the present development stage of your product and explain clearly each step you need to take to be ready to generate revenue from your proposed product. Include in this description estimated timelines and capital needs.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure on pages 27 and 33 of the S-1 to more clearly describe the FDA review process. The Company supplementally advises the Staff that it believes at this stage in its development it cannot make accurate estimates of timelines and capital needs.

COMMENT 21. Please revise your disclosure to avoid marketing style language such as the references to “groundbreaking technologies,” a “new paradigm of care,” a “novel approach,” “world renown” and “prolific.” Instead, explain clearly how your technology may improve medical care for spinal cord injuries. Also, revise your disclosure to avoid frequent reliance on defined terms such as “SCI” and “hNSC.”

RESPONSE:

In response to the Staff’s comments, the Company has avoided using this type of language in the S-1.

COMMENT 22. Please tell us the basis for your belief that the global per unit price for your product will be $44,000.

RESPONSE:

The Company previously responded to this comment in its Response Letter to the Staff, dated April 25, 2011.

COMMENT 23. We note the disclosure in the fifth risk factor on page 11 regarding applicable regulations. Please provide the disclosure required by Item 101(h) (4) (ix) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company has added disclosure on page 35 of the S-1 regarding its compliance with environmental, health and safety laws.

Market Opportunity, page 27

COMMENT 24. You cite the Christopher & Dana Reeve Foundation and the NSCISC in several places in your prospectus. Please provide us with copies of reports of each of these organizations where they make these statements. Clearly mark the supporting statements in the supplemental materials. Also, clarify whether you have any relationships with these organizations.

RESPONSE:

The Company is providing these reports to the Staff under separate cover. The Company also supplementally advises the Staff that it does not have a relationship with these organizations. The Company has deleted any such statements in the S-1 that it was unable to provide support for.

Our Planned First Product, page 28

COMMENT 25. Please expand your disclosure to describe more clearly the polymer scaffold.

RESPONSE:

In response to the Staff’s comment, on pages 28 and 29 of the S-1, the Company has expanded its disclosure regarding its polymer scaffold.

Pre-Clinical Results in Animals, page 29

COMMENT 26. Please clarify which tests were carried out by you and which tests were carried out by third parties. Also, discuss the number of subjects in the study and explain what you mean by “functional locomotive improvement” and “sustainable functional recovery.”

RESPONSE:

In response to the Staff’s comments, the Company has clarified its disclosures on pages 30 through 33 of the S-1. The Company has provided a further response on this comment below under Comment 8 of the May 11, 2011 letter.

COMMENT 27. Please explain the Basso-Beattie-Bresnahan scoring system, the 20-point observational scale used in the graph on page 32 and the neuromotor scoring system used in the graph on page 33.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure on pages 30 and 31 of the S-1.

COMMENT 28. Please reconcile your description of your products on pages 28 and 29 with the descriptions of the products used in the tests described in the penultimate paragraph on page 32. For example, explain the distinction between the standard PLGA scaffold and a PLGA-polylysine scaffold. Also, clarify who conducted the 2nd Primate Study.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure on pages 28, 29 and 32 of the S-1.

Clinical Regulatory Plan, page 33

COMMENT 29. We note your disclosure in the last risk factor on page 9 that you intend to have your products marketed outside the United States. Please describe material applicable regulations in the jurisdictions where you intend to sell your products.

RESPONSE:

The Company previously responded to this comment in its Response Letter to the Staff, dated April 25, 2011. The Company has provided a further response on this comment below under Comment 6 of the May 11, 2011 letter.

Sales and Marketing, page 35

COMMENT 30. In light of your early stage of development, a full page chart picturing your product delivery plans appears premature. Please revise to remove or explain how this aids an investor’s understanding of your business.

RESPONSE:

In response to the Staff’s comment, the Company has removed this chart from the S-1.

Intellectual Property, page 36

COMMENT 31. Please describe the material terms of your five year plan referenced in the fifth paragraph.

RESPONSE:

The Company supplementally advises the Staff that it has filed its Confidential Treatment Request for portions of this agreement with its 10-Q filing on May 16, 2011.

COMMENT 32. Please quantity the payments you are required to make under the licenses described.

RESPONSE:

The Company supplementally advises the Staff that it has filed its Confidential Treatment Request for portions of this agreement with its 10-Q filing on May 16, 2011.

Non-Executive Officers and Scientific and Business Advisory Boards, page 41

COMMENT 33. With a view to disclosure, please describe the structure, functions and powers of your advisory boards. Please also revise to remove promotional language that reads like a marketing document or resume.

RESPONSE:

In response to the Staff’s comments, the Company has added disclosure on page 39 of the S-1 to further describe its advisory boards. The Company has also removed the promotional language from the biographies of its advisory board members. The Company supplementally advises the Staff that both the Scientific and Business Advisory Boards are advisory only and do not have the power to make decisions on behalf of the Company.

Executive Compensation, page 44

COMMENT 34. Please disclose assumptions made in determining the value of the options awarded to Frank Reynolds in 2009 as disclosed in the table on page 44. Refer to Instruction 1 to Item 402(n)(2)(vi) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company added footnote disclosure to the Summary Compensation Table on page 41 of the
S-1.

Board Independence, page 45

COMMENT 35. Please provide your analysis showing how you determined that the independence standards identified by you in this section are consistent with the requirements of Item 407(a) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company has revised the S-1 to clarify that it used the independence standards of the Nasdaq Stock Market in determining the independence of its directors. Please see pages 42 through 44 of the S-1.

Certain Relationships and Related Transactions, page 51

COMMENT 36. Please revise this section to clearly describe the relationships between Adam Stern, Spencer Trask Ventures and each of the “several related parties” referenced in the second paragraph.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 49 of the S-1 accordingly.

COMMENT 37. Tell us which exhibit listed in your exhibit index represents each agreement with Spencer Trask Ventures disclosed in this section.

RESPONSE:

The Company previously responded to this comment in its Response Letter to the Staff, dated April 25, 2011.

Selling Securityholders, page 53

COMMENT 38. Please identify the natural person or persons who have voting or investment control of the shares held by each selling security holder that is not a natural person.

RESPONSE:

In response to the Staff’s comment, the Company has added footnote disclosure to the selling securityholder table on pages 55 through 57 of the S-1 identifying the natural person or persons who have voting or investment control of the shares held by each selling security holder that is not a natural person.

COMMENT 39. Please clarify why certain shareholders appear twice in the list such as Todd Stuart and Milen Petkov Tzvetanov. Also, it appears at least one officer or director George Nolen is included in the list. Please provide the disclosure required by Item 507 of Regulation S-K for each security holder that has had a material relationship with you within the past three years.

RESPONSE:

In response to the Staff’s comments, the Company has revised the selling securityholder table beginning on page 51 of the S-1 to consolidate entries so that securityholders only appear once in the table. The Company has also provided footnote disclosure on page 57 of the S-1 to provide the information required by Item 507 regarding its two directors, George Nolen and Christi M. Pedra, who are participating in the Offering.

Unaudited Financial Statements, page F-1

COMMENT 40. Please update the filing to comply with Rule 8-08 of Regulation S-X. Please also provide an updated accountant’s consent with any amendment to the filing.

RESPONSE:

In response to the Staff’s comment, the Company has included audited financial statements for the year ended December 31, 2010 and the financial information is current in accordance with Rule 8-08 of Regulation S-X in the S-1. An updated accountant’s consent is also included with the S-1.

Note 2. Significant Accounting Policies, page F-5

Derivatives, page F-7

COMMENT 41. We note your policy that derivative financial instruments, specifically warrants to purchase common stock, “are initially recorded at fair value, or relative fair value when issued with other instruments.” We note that under FASB ASC 470-20-25-2, proceeds from the sale of debt instruments with stock purchase warrants are allocated based on the relative fair value of the debt instrument and the warrants. However, FASB ASC 815-10-30-1 requires that “all derivative instruments shall be measured initially at fair value.” Please describe for us how your policy for recording derivative financial instruments at relative fair value complies with FASB ASC 815-10-30-1.

RESPONSE:

The Company previously responded to this comment in its Response Letter to the Staff, dated April 25, 2011. The Company has provided a further response on this comment below under Comment 9 of the May 11, 2011 letter.

Note 8. Convertible Notes Payable, page F-11

COMMENT 42. As a result of a series of financing, the conversion features of your convertible notes payable was accelerated and certain contingent discount provisions were resolved and you recorded $134,410 of additional interest expense related to the contingent beneficial conversion feature. Please describe for us in greater detail the contingent conversion terms of the convertible notes payable, your accounting for those contingent conversion terms in accordance with FASB ASC 470-20-25-20 and provide us with your calculation of the contingent beneficial conversion feature recorded as additional interest expense. In a related matter, please provide us with a similar analysis for the conversion of your Convertible Bridge Notes discussed on page F-16.

RESPONSE:

The Company previously responded to this comment in its Response Letter to the Staff, dated April 25, 2011.

Note 15, Subsequent Events

Reverse Merger and Private Placement of Securities, page F-15

COMMENT 43. We see that on October 26, 2010, Invivo Therapeutics Corporation completed a reverse merger with Invivo Therapeutics Holdings Corporation (formerly known as Design Source, Inc.). Upon closing of this transaction, Invivo Therapeutics Holdings Corporation will transfer all of the assets and liabilities of Design Source to another subsidiary and split-off this subsidiary through the sale of its stock. Please describe for us in appropriate detail, how you accounted for and valued this reverse merger and sale of Design Source operating assets and liabilities. As part of your response, please refer to the authoritative literature, which supports your accounting for these transactions.

RESPONSE:

The Company previously responded to this comment in its Response Letter to the Staff, dated April 25, 2011.

COMMENT 44. In this regard, historical stockholders’ equity of the accounting acquirer prior to the reverse merger should he retroactively adjusted (a recapitalization) for the equivalent number of shares issued in the merger. Earnings per share for periods prior to the merger should also be adjusted to reflect the number of equivalent shares issued in this reverse merger recapitalization. Accordingly, please revise the filing to appropriately present the recapitalization of the accounting acquirer within shareholders’ equity and earnings per share.

RESPONSE:

The Company previously responded to this comment in its Response Letter to the Staff, dated April 25, 2011.

COMMENT 45. We see that you have entered into a registrant rights agreement with the investors in your private unit placement offering. We note that there are certain registrant payment arrangement penalty provisions in this agreement. Please tell us how you have accounted for these registration payment arrangements under paragraphs 30-1 to 30-5 for FASB ASC 825-20.

RESPONSE:

The Company previously responded to this comment in its Response Letter to the Staff, dated April 25, 2011.

Pro Forma Consolidated Statement of Operations, Six Months Ended September 30, 2010, page F- 37

COMMENT 46. We note that lnvivo Therapeutics Corporation’s fiscal year ended December 31, 2010 and as of the date of this filing, the most recent balance sheet required to be filed under Rule 3-01 of Regulation S-X was September 30, 2010. We see that you have provided pro forma statements of income for the six months ended September 30, 2010. Subsequent to the reverse acquisition, the financial statements of the accounting acquirer become the financial statements of the registrant under U.S. GAAP. Accordingly, please revise the filing to include a pro forma statement of income for the period from the most recent fiscal year end of the accounting acquirer, December 31, 2009, to the most recent interim date for which a balance sheet is required, September 30, 2010, in accordance with Rule 11-02(c)(2)(i) of Regulation S-X.

RESPONSE:

In response to the Staff’s Comment 16 of the May 11, 2011 letter, the Company has removed all pro forma financial information since the merger transaction is being accounted for as a recapitalization.

COMMENT 47. Reference is made to the pro forma weighted average number of common shares outstanding, basic and diluted of 51,647,171. We note from the Merger and Related Transactions summary included on pages 1 and 2 that the weighted average pro forma common shares outstanding reflects the issuance of common shares as part of the Transactions as described on page 2. Please disclose in detail how the pro forma weighted average number of common shares outstanding, basic and diluted was calculated as of each period-end presented. Your disclosure should include in detail all relevant assumptions used in such calculation. Your disclosure should also include specific references to the common shares issuances discussed on pages 1 and 2 in the Merger Transaction and Related Transactions summary.

RESPONSE:

In response to the Staff’s Comment 16 of the May 11, 2011 letter, the Company has removed all pro forma financial information since the merger transaction is being accounted for as a recapitalization.

Back Cover Page

COMMENT 48. Please tell us how you determined that you need not provide the disclosure required by Item 502(b) of Regulation S-K.

RESPONSE:

The Company previously responded to this comment in its Response Letter to the Staff, dated April 25, 2011.

Recent Sales of Unregistered Securities, page II-2

COMMENT 49. Please state the facts relied upon to make available each of the exemptions from registration you are claiming in this section.

RESPONSE:

In response to the Staff’s comment, the Company has added the requested disclosure to page II-2 of the S-1.

Exhibits and Financial Statement Schedules, page II-2

COMMENT 50. You should file as one exhibit your complete articles of incorporation as amended, including the October 4, 2010 amendment, without requiring investors to assemble documents from multiple filings. See Regulation S-K Item 601(b)(3).

RESPONSE:

In response to the Staff’s comment, the Company filed its complete articles of incorporation as one exhibit to its 10-K and has incorporated this exhibit by reference into the S-1.

COMMENT 51. We note that certain of your exhibits are unsigned, undated or otherwise incomplete and/or lack attachments. For example:

•	Exhibit 2.1 is unsigned and is missing exhibits;

•	Exhibits 2.2, 10.5, 10.6 are undated and unsigned; and

•	Exhibit 10.1 is unsigned, undated and appears to be missing schedules;

Please file complete agreements.

RESPONSE:

In response to the Staff’s comment, the Company is filing these exhibits with the S-1 to correct the deficiencies listed in this Comment 51.

Signatures, page II-8

COMMENT 52. Your registration statement must also be signed by your controller or principal accounting officer in his capacity as such. Please revise.

RESPONSE:

In response to the Staff’s comment, the Company has revised the signature page to the S-1 to clarify that Frank M. Reynolds is also signing in his capacity as the Company’s principal accounting officer.

Exhibit 5.1

COMMENT 53. Counsel must opine on the legality of the securities under the laws of Nevada and may not carve out elements of Nevada law as they attempt to do in the fourth paragraph. Please revise.

RESPONSE:

Counsel is filing an updated legal opinion with the S-1, and has revised their opinion so as not to carve out elements of Nevada law to address the Staff’s comment.

COMMENT 54. We note the statement in the sixth paragraph that the opinion may not be relied upon by any other person. Investors are entitled to rely upon the opinion. Please delete the sixth paragraph.

RESPONSE:

Counsel is filing an updated legal opinion with the S-1, and has deleted this paragraph to address the Staff’s comment.

COMMENT 55. Refer to the second sentence in the sixth paragraph. Please tell us how you will ensure that your legal opinion is current as of the date the registration statement is declared effective.

RESPONSE:

Counsel is filing an updated legal opinion with the S-1, and has deleted the language in the second sentence of the sixth paragraph which previously disclaimed an obligation to update the legal opinion.

Form 8-K filed November 1, 2010

Statements of Operations, page F-4

COMMENT 56. We note that the column representing the statement of operations for the period from November 28, 2005 (inception) to December 31, 2009, does not agree to the statement of operations for the same period included with the Form S-1 filed February 1, 2011 on page F-21. Please reconcile for us the differences. Alternatively, please revise the affected filing to correctly present the statement of operations for the period from November 28, 2005 (inception) to December 31, 2009. Please also advise us of the accuracy of the statement of operations for the period from November 28, 2005 (inception) to June 30, 2010 included herein.

RESPONSE:

The Company previously responded to this comment in its Response Letter to the Staff, dated April 25, 2011. The Company has provided a further response on this comment below under Comment 15 of the May 11, 2011 letter.

Pro Forma Financial Statements, page F-23

COMMENT 57. We note that InVivo Therapeutics Corporation’s fiscal year ended December 31, 2010 and as of the date of this filing, the most recent balance sheet required to be filed under Rule 3-01 of Regulation S-X was June 30, 2010. We see that you have provided pro forma statements of income for the three months ended June 30, 2010, mislabeled here as for the year-ended March 31, 2010. Subsequent to the reverse acquisition, the financial statements of the accounting acquirer become the financial statements of the registrant under U.S. GAAP. Accordingly, please revise the filing to include a pro forma statement of income for the period from the most recent fiscal year end of the accounting acquirer, December 31, 2009, to the most recent interim date for which a balance sheet is required, June 30, 2010, in accordance with Rule 1 l-02(c)(2)(i) of Regulation S-X.

RESPONSE:

In response to the Staff’s Comment 16 of the May 11, 2011 letter, the Company has removed all pro forma financial information since the merger transaction is being accounted for as a recapitalization.

COMMENT LETTER DATED MAY 11, 2011:

Annual Report on Form 10-K for the year ended December 31, 2010

Business, page 3

COMMENT 1. We note your response to our prior comment number 7 in our letter dated February 11, 2011; however, it is still unclear what is meant by "[i]n connection with the merger" with respect to the private offering. In addition, please tell us whether all of the investors in the private placement were accredited investors.

RESPONSE:

The Company supplementally advises the Staff that the purpose of the private offering was to fund the business operations of the combined company after the merger. One of the conditions of the closing of the private offering was the consummation of the merger. This is what the Company means when it states that the private offering was “in connection with the merger.” The Company further supplementally advises the Staff that all of the investors in the private placement were accredited investors.

COMMENT 2. We note your response to our prior comment number 8 in our letter dated February 11, 2011. Please clarify whether the Bridge Financing was offered or sold to any non-accredited investors.

RESPONSE:

The Company supplementally advises the Staff that the Bridge Financing was not offered or sold to any non-accredited investors.

COMMENT 3. Please revise this section to reflect the fact that the development stage of your business causes significant uncertainty, such that you are completely unable to quantify your near term funding needs or timelines regarding your planned business, as suggested by your responses to comment numbers 12 and 20 from our letter dated February 11, 2011.

RESPONSE:

In response to the Staff’s comment, the Company has revised this section on page 27 of the S-1 and will revise the Business section in its future filings with the Commission accordingly.

Risk Factors, page 14

COMMENT 4. Refer to prior comment 11 in our February 28, 2011 letter. Your risk factors should address the risks relating to methylprednisolone sodium succinate including its harmful systemic side effects, such as increased risks of pneumonia, sepsis and mortality identified by you, in addition to your uncertainty regarding its combination with your polymer. Please revise.

RESPONSE:

In response to the Staff’s comment, the Company has added a risk factor addressing these risks on page 11 of the S-1 and will include this risk factor if required in its future filings with the Commission.

COMMENT 5. Please expand your response to prior comment 16 to explain more clearly how you determined that the deleted risk factor is no longer relevant.

RESPONSE:

The Company supplementally advises the Staff that no shareholders objected to the conversion of the Convertible Notes. One of the conditions of the merger was consent of at least 80% of InVivo’s shareholders, which InVivo received. The terms of the consent were such that the shareholders waived their appraisal rights upon consenting to the merger.

COMMENT 6. Please disclose the substance of your response to prior comment 29, regarding the status of your plans to market your products outside the United States.

RESPONSE:

The Company supplementally advises the Staff that at this stage in its development, the Company has yet to ascertain which markets the first product will be sold in. The Company’s strategy is to first commercialize the product in the United States.

Intellectual Property, page 13

COMMENT 7. We note your responses to comments 31 and 32. Please note that confidential treatment is not appropriate for information that is material to investors. Please provide the requested disclosure or tell us why you believe that it is not appropriate. In this regard, you must file all related requests for confidential treatment at the time that the original related Securities Act or Exchange Act filing is made or due.

RESPONSE:

The Company supplementally advises the Staff that it has filed its Confidential Treatment Request for portions of this agreement with its 10-Q filing on May 16, 2011.

Pilot Primate Study, page 9

COMMENT 8. We note your response to our prior comment number 26 in our February 28, 2011 letter. Please explain why you developed a different scale from the Basso-Beattie-Bresnahan for the primate studies.

RESPONSE:

The Company supplementally advises the Staff that the Basso-Beattie-Bresnahan is a locomotor scoring scale that is for rats only, and as such does not apply to primate studies. The Company developed its own scale that uses similar scoring methodology that it used in its primate studies.

Note 9, Bridge Notes Payable, page 44

COMMENT 9. We note your response to our prior comment 41 that you allocated the proceeds received between the debt instrument and the warrant on a relative fair value basis. However, we note that FASB ASC 470-20-25-2 reference warrants that are accounted for as paid-in capital within equity. In light of the fact that you concluded that the warrants are to be classified as a derivative liability, tell us how you considered FASB ASC 815-10-30-1 in allocating the total proceeds of the offering between the warrants and the debt instrument. Please explain to us why based on that guidance you would not first allocate the full fair value to the warrants and then attribute the residual value to the debt instrument.

RESPONSE:

The Company did consider the guidance in FASB ASC 815-10-30-1 in determining its accounting treatment for the Bridge Notes and warrants. The Scope section (470-20-15) of the guidance cited in the Company’s response to comment 41 (470-20-25-2) states that the “guidance in this Subtopic applies to all debt instruments.” The Company does not consider it appropriate to assume the reference in 470-20-25-2 to recording the warrants as “paid-in capital” overrides the scope guidance explicitly stated in 470-20-15. Therefore, since we concluded that the Bridge Notes are within the scope of ASC section 470, the general methodology of allocating the proceeds based on the relative fair values as described in 470-20-25-2 would appear to be an appropriate methodology. Additionally, the Company believes that it also complied with the guidance in ASC 815-10-30-1 since, on the date of issuance, the warrants were recorded as derivative warrant liabilities at fair value, as required by that guidance. On the date of issuance, the Company made the following entry (before consideration of any beneficial conversion feature):

Dr.	Cash	$500,000
Dr.	Derivatives loss	52,929
Cr.	Bridge Note		$361,648
Cr.	Derivative warrant liability (FV)		191,281

Finally, the Company has concluded that the impact from a change in the methodology for allocating the proceeds from the Bridge Notes would have an immaterial impact in all effected periods. The Company notes that the warrants were issued on September 10, 2010 and the Bridge Notes converted to common stock in October 2010. The total net impact to the net loss would be an increase of $52,929 (netting increased non-cash interest expense with lower derivatives loss). The balance sheet impact would be a reclassification of $52,929 between additional paid-in capital and deficit accumulated during the development stage. Since there is not clear, authoritative guidance on this matter and since the Company’s position is consistent with what authoritative guidance exists and since the Company has provided transparency in its disclosures, the Company respectfully requests the Staff to accept its accounting treatment for these transactions.

Note 11—Common Stock, page 47

COMMENT 10. In connection with the Merger on October 26, 2010, we see that you entered into private placement Unit offerings which consisted of one share of common stock and a warrant to purchase one share of common stock at $1.40 per share. To account for the Units, we note that you allocated the proceeds from the offering to the common stock and warrants based on their relative fair value and subsequently recorded the warrants as derivative liabilities at their full fair value. Please address the following:

•	Describe to us the significant terms of the warrant agreements on which you based your conclusion that they should be recorded as derivative liabilities.

•

Explain to us why you would not first allocate the proceeds from the offering to the full fair value of the warrants and then attribute the residual value to the common stock given the guidance in FASB ASC 815-10-30-1.

RESPONSE:

The significant term in the warrant agreement on which the Company based its conclusion that they should be recorded as a derivative liability is paragraph 3(d) of the warrant as included as Exhibit 4.3 to the Form 8-K filed on November 1, 2010. This paragraph describes anti-dilution rights and, as a result, the warrants are appropriately recognized as derivative liabilities in accordance with ASC 815-40-55-33 and -34.

First of all, the Company believes that there is no clear, authoritative accounting guidance addressing this specific situation and the issues raised in the Staff’s comment. In determining the accounting for the private placement Unit offering, the Company did consider the guidance in ASC 815-10-30-1. However, the Company did not find anything in ASC 815-10-30-1 that provides guidance on how to allocate proceeds between two different instruments when one is a derivative instrument. Additionally, the Company notes that the guidance cited by the Staff (ASC 815-10-30-1) is specifically located in the Initial Measurement (30) section of the ASC. As stated in the Codification, “The Initial Measurement Section provides guidance on the criteria and amounts used to measure a particular item at the date of initial recognition.” [Emphasis added]. It would seem inappropriate to use or analogize this Initial Measurement guidance as the sole basis for determining the appropriate recognition of the derivative instrument. The Recognition section of the Codification (25) “provides guidance on the required criteria, timing, and location (within the financial statements) for recording a particular item in the financial statements.” [emphasis added]. The Company finds nothing in the Recognition section of the derivative instrument guidance (ASC 815-10-25) that addresses the process for allocating cash proceeds when a derivative instrument is issued with another instrument. The only guidance in ASC 815-10-25 pertinent to this situation is ASC 815-10-25-1, “An entity shall recognize all of its derivative instruments in its statement of financial position as either assets or liabilities depending on the rights or obligations under the contracts.” The Company appropriately complied with this provision by recording the derivative liability as a current liability in the balance sheet. The Company is only aware of one methodology described in the accounting literature for allocating cash proceeds between two separate instruments. That methodology is based on relative fair values and is described in ASC 470-20-25. The Company is unable to find any support in the accounting literature for a residual method of allocating proceeds. Finally, ASC 815-10-30-1 specifically states that the derivative instrument be “measured” initially at fair value. The Company did measure the derivative instrument at fair value. The Company measured the derivative instrument at fair value both for purposes of performing a relative fair value allocation and again when the derivative instrument was, in fact, recorded at fair value on the issuance date. What is in question is how the derivative instrument gets onto the Company’s books at fair value as of the issuance date and ASC 815-10-30-1 does not address that question. Although the Company is unaware of any specific accounting guidance requiring an immediate charge to the statement of operations for the residual amount, neither is it able to find any specific, authoritative support for recording the residual amount directly in stockholders’ equity. Therefore, in the absence of direct, specific, authoritative guidance regarding the allocation of cash proceeds between a derivative instrument and non-derivative instrument, the Company elected to analogize and apply the relative fair value allocation methodology described in ASC 470-20-25. At the same time, the Company recognized the derivative instrument at its issuance date fair value, consistent with ASC 815-10-30-1. The Company made the following entry upon issuance of the Units in the private placement:

Dr.	Cash	$13,000,000
Dr.	Derivatives loss	1,146,312
Cr.	Derivative warrant liability (FV)		$4,475,791
Cr.	Par value of common stock		130
Cr.	Additional paid-in capital		9,670,391

The Company believes that it considered and applied all relevant authoritative accounting literature and all the specific facts and circumstances related to these specific transactions in reaching its conclusions. The Company also believes that the accounting treatment is consistent with the ASC, including ASC 815-10-30-1, and is a reasonable accounting position taken in good faith in an effort to accurately reflect the underlying economics of the transactions. Finally, the Company has provided transparency in its disclosures related to these transactions. Therefore, the Company respectfully requests the Staff to accept its accounting treatment for these transactions.

Note 14, Warrants, page 51

COMMENT 11. For each warrant issuance, including in connection with the Unit Offering, Bridge Notes, Placement Agent and any other issuance, please address the following:

•

Separately describe and quantify for us how the warrants were valued (i.e. relative fair value or full fair value) and accounted for at issuance. Please provide references to the appropriate authoritative literature, which supports your accounting.

•	Please describe the valuation methods used to value these warrants.

•	If the warrants were initially recorded at relative fair value, include the difference between the relative fair value and the full fair value at issuance.

•

Provide us a chronological detailed schedule, which reconciles the amounts recorded in the income statement and balance sheet for each warrant issuance from their issuance to the most recent balance sheet date.

RESPONSE:

The Company provides the following information in response to the Staff’s comment:

	Quantity	Grant Date Relative Fair Value	Grant Date Fair Value	Difference	Fair value as of 12/31/2010	Valuation Methodology	Description of Accounting
Warrants issued to investors in the Bridge Note financing	500,000	$138,352	$191,281	$52,929	$332,339	Black-Scholes	Proceeds from the Bridge Notes and warrants were allocated between the two instruments on the relative fair value basis using the fair value of each of the instruments. When the cash proceeds were recorded, the warrants were recorded at their fair value, the Bridge Notes were recorded at relative fair value and the residual was charged to Derivatives Loss on the issuance date. The derivative warrant liability fair value was updated at December 31, 2010 with the change in fair value being charged to Derivatives Loss.
Placement agent warrants issued in conjunction with the Bridge Note financing	100,000	N/A	$40,373	$—	$66,321	Black-Scholes	The fair value of the warrants were recorded as a deferred financing cost asset and a derivative warrant liability. The derivative warrant liability fair value was updated at December 31, 2010 with the change in fair value being charged to Derivatives Loss. The deferred financing costs were amortized to interest expense over the stated term of the Bridge Notes. The unamortized portion of the deferred financing costs were charged to interest expense upon conversion of the Bridge Notes.
Warrants issued to investors in the Private Placement	13,000,000	$3,329,479	$4,475,791	$1,146,312	$7,085,914	Black-Scholes	Proceeds from the Private Placement of common stock and warrants were allocated between the two instruments on the relative fair value basis using the fair value of each of the instruments. When the cash proceeds were recorded, the warrants were recorded at their fair value, the common stock was recorded at relative fair value and the residual was charged to Derivatives Loss on the issuance date. The derivative warrant liability fair value was updated at December 31, 2010 with the change in fair value being charged to Derivatives Loss.
Private placement warrants	5,200,000	N/A	$2,040,091	$—	$3,162,616	Black-Scholes	The placement agent warrants were recorded at fair value as a stock issuance costs related to the Private Placement. Therefore, they were recorded as a derivative warrant liability and net against additional paid-in capital upon issuance. The derivative warrant liability fair value was updated at December 31, 2010 with the change in fair value being charged to Derivatives Loss.

Total	18,800,000		$6,747,535		$10,647,190

The chronological detailed schedule of warrant activity reconciled to the balance sheet and income statement is as follows:

			BALANCE SHEET						INCOME STATEMENT
Warrant Issuance	Date	Activity	Cash	Deferred Financing Costs	Derivative Liability	Bridge Notes	Par Value Common Stock	APIC	Derivative Loss
Warrants issued to investors in the Bridge Note financing	9/10/2010	Issuance	$500,000		$(191,281)	$(361,648)			$52,929
	12/31/2010	Adjust to fair value			(141,058)				141,058
Placement agent warrants issued in conjunction with the Bridge Note financing	9/10/2010	Issuance		40,374	(40,374)
	12/31/2010	Adjust to fair value			(25,947)				25,947

Warrants issued to investors in the Private Placement	Oct-Dec 2010	Issuance	13,000,000		(4,475,791)		(130)	(9,670,391)	1,146,312
	12/31/2010	Adjust to fair value			(2,610,123)				2,610,123
Private placement warrants	Oct-Dec 2010	Issuance			(2,040,091)			2,040,091
	12/31/2010	Adjust to fair value			(1,122,525)				1,122,525

					$(10,647,190)				$5,098,894

					10-K, pg 32				10-K, pg 33

COMMENT 12. In this regard, please revise future filings to specifically identify the model utilized to value your derivative liabilities, the significant assumptions inherent in that model and the significant terms of the warrant agreement which required liability treatment.

RESPONSE:

In response to the Staff’s comment, the Company will include in future filings the model used to value the derivative liabilities, significant assumptions as well as the terms of the warrants that require liability treatment.

Directors, Executive Officers and Corporate Governance, page 54

COMMENT 13. You do not appear to have addressed the first sentence of prior comment 33 regarding your advisory boards; therefore, we reissue the comment.

RESPONSE:

Please see the Company’s response to Comment 33 from the February 28, 2011 letter above where the comment has been fully addressed.

Exhibits, Financial Statement Schedules, page 55

COMMENT 14. You do not appear to have addressed prior comment 51; therefore we reissue the comment. Please file complete exhibits.

RESPONSE:

Please see the Company’s response to Comment 51 from the February 28, 2011 letter above where the comment has been fully addressed.

Form 8-K filed November 1, 2010

Statements of Operations, page F-4

COMMENT 15. We note your response to our prior comment 56 that acknowledges that your statement of operations from inception to December 31, 2009 and June 30, 2010 are incorrect. Accordingly, please amend the Form 8-K to correctly present the statement of operations for the period from November 28, 2005 (inception) to December 31, 2009 and from November 28, 2005 (inception) to June 30, 2010.

RESPONSE:

In response to the Staff’s comment, the Company will amend the Form 8-K to correctly present the inception to date statements of operations.

Pro Forma Financial Statements, page F-23

COMMENT 16. We note your response to our prior comment 57 that you will provide updated pro forma financial statements in an amendment of the Form S- 1. Please note pro forma financial statements do not apply to merger transactions accounted for as recapitalizations as they would not be meaningful. Please revise this filing as well as the Form S-1, when amended, to remove the pro forma information currently presented. In addition, revise the Accounting Treatment; Change in Control section on page 10 and other relevant sections of this Form 8-K, as appropriate, to remove the disclosure stating that the transaction was accounted for as a reverse merger and instead correctly indicate that you accounted for the transaction as a recapitalization of InVivo, the operating company. Please provide similar revisions in your future filings, including any amendments to your Form S-1 and your Form 10-K for the year ended December 31, 2010.

RESPONSE:

In response to the Staff’s comments, the Company will remove the pro forma financial information. Additionally, the Company will revise in future filings its discussion of the Merger transaction to more clearly discuss the accounting treatment as a recapitalization of InVivo.

General

COMMENT 17. Please provide the undertakings requested at the bottom of this letter.

RESPONSE:

In response to the Staff’s comment, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regards to these responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 475-1520 or Thomas Rosedale of BRL Law Group LLC at (617) 399-6935.

Very truly yours,

/s/ Frank M. Reynolds
Frank M. Reynolds

Enclosures

Copy to:	Thomas B. Rosedale